

Mail Stop 4631

February 22, 2010

via U.S. mail and facsimile

Betty Lam, Chief Financial Officer,
Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues,
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC

      RE: Deswell Industries, Inc.
              Form 20-F for the Fiscal Year Ended March 31, 2009
              Filed August 14, 2009
              File No. 001-33900

Dear Ms. Lam:

      We have reviewed your response letter dated January 28, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 20-F for the Fiscal Year Ended March 31, 2009

Note 2 – Summary of Significant Accounting Policies, page F-6

Foreign Currency Translation, page F-8

1. We note your response to prior comment 1 from our letter dated January 13, 2010 and have the following additional comments.

- Based on your response, it appears that you had a significant amount of US dollar sales and US dollar expenses during the year ended March 31, 2008. As such, please provide us with a similar analysis of each of the salient factors set forth in Appendix A of SFAS 52 to support the use of the Hong Kong dollar and Chinese renmimbi as your functional currencies for the year ended March 31, 2008. Please ensure that your analysis addresses the percentage of total US denominated sales that were generated by your Macao subsidiaries.

- Please provide us with your proposed disclosures to address in Management's Discussion and Analysis the actual and reasonably likely effects of the change

Betty Lam, Chief Financial Officer
Deswell Industries, Inc.
February 22, 2010
Page 2

in your functional currency, including its impact on your results of operations, liquidity and cash flows.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Jeanne Baker at (202) 551-3691 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Dieter King, Staff Attorney, at (202) 551-3338 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief